UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2003

Commission File Number _______________

INTRAWEST CORPORATION
(Registrant’s name)

Suite 800, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

TABLE OF CONTENTS

SIGNATURE
TO OUR SHAREHOLDERS
MANAGEMENT’S DISCUSSION AND ANALYSIS
ADDITIONAL INFORMATION
TOTAL COMPANY EBITDA
EBITDA FROM SKI AND RESORT OPERATIONS
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
CONSOLIDATED BALANCE SHEETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2003

INTRAWEST CORPORATION

By:	/s/ ROSS MEACHER

Name: Ross Meacher
Title: Corporate Secretary

INTRAWEST
Third Quarter Report
Nine months ended March 31, 2003 Q3

TO OUR
SHAREHOLDERS

The establishment of Leisura Developments Canada in February 2003 and the subsequent establishment of Leisura Developments U.S. with partner JPMorgan Fleming in May marked an important point in our evolution to an expertise-based business. Importantly, Leisura will directly address the issues of free cash flow and debt levels, and enhance the appeal of Intrawest to a broader range of investors. In the near term, we are on track to achieve the cash flow and debt reduction objectives we set out recently despite the challenges faced by the entire travel and leisure sector this year, including continued economic and political instability and Severe Acute Respiratory Syndrome (SARS).

OPERATING RESULTS (ALL DOLLAR AMOUNTS ARE IN U.S. CURRENCY)

Income from continuing operations for the third quarter ended March 31, 2003 was $56.8 million, up slightly from $56.2 million in the same quarter of fiscal 2002. Basic earnings per share declined from $1.28 to $1.20 and diluted earnings per share decreased from $1.25 to $1.19. Revenue for the quarter was $402.6 million compared with $342.1 million for the third quarter of 2002. Total Company EBITDA (earnings before interest, taxes, non-controlling interest, depreciation and amortization) for the period increased to $125.5 million from $113.2 million in the same period last year.

Income from continuing operations for the nine months ended March 31, 2003 was $49.2 million compared with $52.5 million in 2002. Revenue and Total Company EBITDA for the nine months were $723.4 million and $168.5 million, respectively, compared with $667.2 million and $160.3 million, respectively, in the same period last year.

Further information on the Company’s operating results is contained in Management’s Discussion and Analysis below.

LATEST COMPANY DEVELOPMENTS

The Leisura transactions announced in February and May are aimed at addressing cash flow and capital structure issues related to the production phase of our real estate business. These partnerships allow us to reduce the amount of capital we invest in real estate without limiting our ability to grow.

The formation of these partnerships will allow us to recover the bulk of our investment in this part of our real estate business, which at December 31, 2002 amounted to approximately US$380 million. This investment will be recovered as projects currently under construction are completed over the next 12 to 18 months. Intrawest’s future capital expenditures to support this part of our real estate business will be limited to its investment in Leisura, which is expected to be about US$40 million to US$50 million. The difference between the large amount of capital recovered from current projects as they complete and the much smaller investment in Leisura will generate significant positive free cash flow over the next 12 months. As a consequence, we have reaffirmed that:

•	the cash flow received from the move to the new Leisura approach, together with cash flow from the rest of our business, is expected to amount to US$250 million in free cash flow in fiscal 2004; and

•	by June 30, 2004, net debt is expected to decline by approximately US$300 million from the level recorded at December 31, 2002.

DIVIDENDS

On May 12, 2003, the Board of Directors declared a dividend of Cdn.$0.08 per common share payable on July 23, 2003 to shareholders of record on July 9, 2003.

OUTLOOK

The challenges we have faced in recent months have tempered our outlook for the 2003 fiscal year. In light of the impact of recent events on our business, we established revised guidance for the 2003 fiscal year end. We now expect Resort EBITDA of $110 million to $115 million, real estate profit of $75 million to $80 million and income from continuing operations of $42 million to $47 million. Total Company EBITDA is expected to be $200 million to $210 million compared with $211.2 million last year.

Despite the challenges we faced this year and the impact they had on our resort operations, particularly late in the season, our resorts continue to perform as regional leaders and among North America’s most popular resorts. Our position as the leading operator and developer of village-centered resorts has been further bolstered with the addition of Colorado’s Winter Park Resort, which added an additional one million skier visits to our resort total this season. We continue to see demand for resort real estate and are emerging from a strong launch season with an average pre-sales level of 83 per cent. Currently the company has a backlog of real estate contracts with total pre-sales of over $680 million of which approximately $280 million is expected to close in the fourth quarter of fiscal 2003 and the balance is expected to close in fiscal 2004 and 2005. In addition, Leisura has pre-sales of approximately $170 million due to close in fiscal 2004 and 2005.

As the impact of Leisura on our business becomes increasingly evident in the months ahead — with free cash flow and reduced debt — we are confident that our unique, irreplaceable assets and leading expertise will draw the attention of value-oriented investors in search of strong fundamentals.

On behalf of the Board,

Joe S. Houssian Chairman, President and Chief Executive Officer May 12, 2003	Daniel O. Jarvis Executive Vice President and Chief Financial Officer

MANAGEMENT’S
DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the more detailed MD&A (which includes a discussion of business risks) contained in the Company’s June 30, 2002 annual report.

THREE MONTHS ENDED MARCH 31, 2003 (THE “2003 QUARTER”) COMPARED WITH THE THREE MONTHS ENDED MARCH 31, 2002 (THE “2002 QUARTER”)

REVIEW OF SKI AND RESORT OPERATIONS

Ski and resort operations revenue was $313.1 million in the 2003 quarter, up from $273.1 million in the 2002 quarter. Revenue from the mountain resorts was $301.2 million, from 5,257,000 skier visits, in the 2003 quarter compared with $260.3 million, from 4,527,000 skier visits, in the 2002 quarter. We assumed control of Winter Park in December 2002 and this accounted for $27.3 million of the increase in revenue and 836,000 of the increase in skier visits. On a same-resort basis (i.e., excluding Winter Park) skier visits decreased 2% in the 2003 quarter, however this was offset by a 7% increase in revenue per visit resulting in a 5% increase in mountain resort revenue.

     Same-resort skier visits were reasonably strong up to the first week in March, being 4% ahead of last year, but then they declined dramatically during the balance of March, being 13% below last year during this period. The larger resorts (Whistler Blackcomb, Tremblant, Copper and Mammoth) experienced the greatest declines in skier visits. It is clear that the decline in visits came mainly from the destination market since season pass visits were actually up by 6% in the last three weeks of March but “paid” visits were down by 17%. This downward trend continued through April.

A number of factors were responsible for the fall off in skier visits:

•	Macro factors that impacted the entire travel and leisure sector, including continued economic weakness, war in Iraq and publicity surrounding Severe Acute Respiratory Syndrome (SARS).

•	Extreme cold weather in the East.

•	The late timing of Easter in the fourth quarter of the current fiscal year versus the third quarter in fiscal 2002.

     The 7% increase in same-resort revenue per skier visit reflects a 10% increase at the eastern resorts and a 5% increase at the western resorts. To some extent, the increase in revenue per visit comes from the relative comparison, as the 2002 quarter saw revenue per visit decrease 2% from the third quarter in 2001, however it also reflects strength in three areas:

•	Higher ticket yields across all of our resorts indicating that our strong competitive positioning continues to give us pricing power.

•	Strong ski school results until late season when the destination markets fell off.

•	Improvements in lodging and property management revenue driven by a 6% increase in room nights in the 2003 quarter and a 6% increase in the average daily rate (ADR).

     Revenue from the warm-weather resorts was $11.9 million in the 2003 quarter, down from $12.8 million in the 2002 quarter mainly due to the sale of the Sabino Springs golf course in the fourth quarter last year. In addition, revenue at Sandestin was down slightly as a result of cold, wet weather, particularly on peak days. The breakdown of ski and resort operations revenue by business was as follows:

			INCREASE
(MILLIONS)	2003 QUARTER	2002 QUARTER	(DECREASE)	CHANGE (%)

Mountain operations	$151.2	$128.9	$22.3	17
Retail and rental	52.6	48.7	3.9	8
Food and beverage	37.2	31.9	5.3	17
Lodging and property management	33.0	28.6	4.4	15
Ski school	24.7	21.0	3.7	18
Golf	5.3	5.9	(0.6)	(10)
Other	9.1	8.1	1.0	12

	$313.1	$273.1	$40.0	15

     The increases in revenue in the table above reflect the impact of taking over control of Winter Park. On a same-resort basis, lodging and property management revenue increased by 14% (due to the 6% increases in both room nights and ADR), while revenue from mountain operations, ski school and food and beverage increased by 4%, 5% and 5%, respectively.

     Ski and resort operations expenses were $201.5 million in the 2003 quarter compared with $173.5 million in the 2002 quarter. Winter Park accounted for $13.0 million of the increase. On a same-resort basis, ski and resort operations expenses increased 9%, somewhat higher than the increase in revenue due mainly to significant increases in insurance and employee group benefit costs and to higher expenses for RezRez, our central reservations business, which we expanded into new locations. Revenue volumes at RezRez were significantly below expectations, however, due to the political and economic uncertainty and competition from other online travel providers. As a result RezRez incurred a loss of $1.6 million in the 2003 quarter compared with a profit of $0.4 million in the 2002 quarter. We have now decided to significantly scale back on its cost structure and refocus RezRez on our ski and golf destinations where we have an inherent advantage.

     Ski and resort operations EBITDA was $111.6 million in the 2003 quarter, up from $99.6 million in the 2002 quarter. Same-resort ski and resort operations EBITDA declined by $1.5 million or 2% in the 2003 quarter. The same-resort margin decreased from 36.5% to 34.3% due to the expense increases discussed above, the loss incurred by RezRez and significantly reduced EBITDA from the Breeze/Max retail chain due to lower destination visits in Breeze/Max’s market area.

REVIEW OF REAL ESTATE OPERATIONS

Revenue from the sale of real estate increased from $64.2 million in the 2002 quarter to $87.1 million in the 2003 quarter. Revenue generated by the resort development group increased from $47.7 million to $74.5 million while revenue generated by the resort club group decreased from $16.5 million to $12.6 million.

     The resort development group closed 242 units in the 2003 quarter, up from 126 units in the 2002 quarter. Adjusting for joint venture units (where revenue is at our proportionate share and units are included at 100%), the average sales price per unit decreased 2% in the 2003 quarter, reflecting unit type and resort mix. Approximately one-third of the units closed in the 2002 quarter were at Squaw Valley, which has high average prices in excess of $600 per square foot. The closings in the 2003 quarter were below expectations as construction delays at the Village at Mammoth, Bondurant at Tremblant and Viera at Lake Las Vegas moved some closings of pre-sold units into the fourth quarter of fiscal 2003 and the first quarter of fiscal 2004.

     The decline in resort club revenue in the 2003 quarter was due mainly to the political and economic uncertainty. This product type is more of a consumer purchase where the confidence factor is important and there is not the same sense of scarcity that motivates purchasers of resort development group product.

     Operating profit from real estate sales was $12.2 million in the 2003 quarter, up slightly from $11.9 million in the 2002 quarter. The margin on sales was 14.0% in the 2003 quarter compared with 18.6% in the 2002 quarter, reflecting:

•	The mix of resorts and unit types. In the 2002 quarter 55% of the sales were from First Ascent at Squaw Valley and Solstice at Stratton, two projects with above-average margins.

•	Reduced margins on Colorado projects due to longer holding periods because of the soft market in that region.

•	An operating loss realized on the sale of the first project at Mountain Creek due mainly to an environmental lawsuit (now settled) that delayed closings.

•	Very low margins on resort club sales.

     Effective from the start of fiscal 2003, we changed our plans for commercial properties. Rather than being held as long-term revenue-producing investments, our intention is to develop them for the purpose of sale. Rental property revenue and rental property expenses have therefore been capitalized in the 2003 quarter, reducing the book value of the properties. In the 2002 quarter rental property revenue of $3.1 million and rental property expenses of $1.5 million were included in the statement of operations.

REVIEW OF CORPORATE OPERATIONS

Income from equity accounted investment was nil in the 2003 quarter, down from $1.9 million in the 2002 quarter due to the sale of 55% of our interest in Compagnie des Alpes in the first quarter. Compagnie des Alpes is now being accounted for on a cost rather than an equity basis.

     Interest expense was $12.2 million in the 2003 quarter, up from $10.2 million in the 2002 quarter due mainly to interest on the Winter Park capital lease and to somewhat higher interest rates.

     Winter Park was also partly responsible for the increase in depreciation and amortization expense to $34.2 million in the 2003 quarter from $30.1 million in the 2002 quarter. In addition, depreciation and amortization expense at RezRez increased by $1.0 million due to amortizing new location startup costs.

     Corporate general and administrative expenses increased 5% to $3.4 million due mainly to higher compensation costs, including an expansion of the defined benefit pension plan.

     The tax rate was 15% in the 2003 quarter, up from 12% in the 2002 quarter due mainly to changes in the mix of income in different taxing jurisdictions.

     Non-controlling interest increased to $8.2 million in the 2003 quarter from $6.4 million in the 2002 quarter due to higher real estate closings at Whistler Blackcomb.

NINE MONTHS ENDED MARCH 31, 2003 (THE “2003 PERIOD”) COMPARED WITH THE NINE MONTHS ENDED MARCH 31, 2002 (THE “2002 PERIOD”)

REVIEW OF SKI AND RESORT OPERATIONS

Ski and resort operations revenue was $487.3 million in the 2003 period, up from $419.3 million in the 2002 period, of which $30.3 million related to the assumption of control of Winter Park at the end of the second quarter. In addition to the increases in revenue in the third quarter described above, same-resort ski and resort operations revenue increased 17% in the first two quarters due mainly to an 18% increase in occupied room nights at the resorts and a strong season start at our eastern resorts. Overall for the 2003 period, same-resort skier visits increased 1% and revenue per visit increased 6% over the 2002 period.

     Ski and resort operations EBITDA increased to $135.5 million in the 2003 period from $115.8 million in the 2002 period. On a same-resort basis, ski and resort operations EBITDA increased 4% to $120.0 million. The same-resort margin was 27.6% in the 2002 period compared with 26.3% in the 2003 period due in part to a loss from RezRez as a result of increased costs related to expanding into new locations. Excluding RezRez, the margin was 28.2% in the 2003 period, up slightly from 28.1% in the 2002 period.

REVIEW OF REAL ESTATE OPERATIONS

Revenue from the sale of real estate decreased from $238.2 million in the 2002 period to $233.5 million in the 2003 period. Revenue generated by the resort development group decreased from $205.5 million to $201.3 million while revenue generated by the resort club group decreased slightly from $32.7 million to $32.2 million.

     The resort development group closed 572 units in the 2003 period, down from 654 units in the 2002 period. The average sales price per unit increased 12% reflecting unit type and resort mix as well as price escalation.

     Operating profit from real estate sales was $30.0 million in the 2003 period, down from $38.0 million in the 2002 period. The margin on sales was 12.8% in the 2003 period compared with 15.9% in the 2002 period. The lower margin reflects the same factors discussed above in the third quarter real estate analysis.

     As discussed above, we have changed our plans for commercial properties and capitalized rental property revenue and rental property expenses in the 2003 period. In the 2002 period rental property revenue of $6.6 million and rental property expenses of $3.5 million were included in the statement of operations.

REVIEW OF CORPORATE OPERATIONS

We recorded no income from equity accounted investment in the 2003 period, down from $1.9 million in the 2002 period, due to the sale of 55% of our interest in Compagnie des Alpes in the first quarter.

     Interest expense increased from $31.8 million in the 2002 period to $33.2 million in the 2003 period due mainly to interest on the Winter Park capital lease.

     Depreciation and amortization expense increased from $49.9 million in the 2002 period to $52.5 million in the 2003 period due to taking over control of Winter Park, amortization of new location startup costs at RezRez and depreciation of new capital expenditures at the resorts.

     Corporate general and administrative expenses increased from $8.8 million in the 2002 period to $11.1 million in the 2003 period due mainly to higher compensation costs, including an expansion of the defined benefit pension plan and increased insurance, capital taxes and information technology costs.

     The tax rate was 15% in the 2003 period, up from 12% in the 2002 period due mainly to changes in the mix of income in different taxing jurisdictions.

     Non-controlling interest increased to $11.6 million in the 2003 period from $8.7 million in the 2002 period due to higher real estate closings at Whistler Blackcomb (170 units versus 49 last year).

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2003, we had net debt (i.e., bank and other indebtedness net of cash) of $1,125.9 million, a decrease of $13.2 million from the end of the second quarter. We had expected net debt to be somewhat lower, however the delays in completing certain real estate projects discussed above moved closings and therefore debt pay downs into the fourth quarter and the first quarter of fiscal 2004.

     Since the end of the second quarter we have entered into two partnerships (one in Canada and one in the U.S. and collectively referred to as “Leisura”) that will have a significant impact on our capital structure. Leisura will carry out the bulk of our future production-phase real estate business, which it will finance on its own credit. By placing the production-phase real estate business into separate and independent entities we achieve several objectives, including:

•	Significantly reducing the capital requirements needed to support the real estate business.

•	Significantly reducing debt levels.

•	Limiting our exposure to the risks of the production-phase real estate business.

•	Implementing separate and appropriate capital structures for our resort business and our real estate business.

     Intrawest is a minority partner in Leisura. Beginning in June 2003, Leisura will acquire land parcels at fair market value from Intrawest at the point that construction is about to commence on a new project. By December 31, 2003, Leisura is expected to acquire land for about 12 projects from nine resorts. In subsequent years, the bulk of the production-phase real estate at our resorts is expected to be carried out in a similar fashion. The Leisura partnerships will have sufficient capital to be strong credit-worthy entities that can comfortably finance and carry out their business on a freestanding basis. Construction financing will be secured by the projects with recourse only to Leisura. We will account for our investment in Leisura on an equity basis.

     The formation of Leisura will result in a significant reduction in net debt. We will recover the bulk of our investment in projects currently under construction as they are completed over the next 12 to 18 months and our capital expenditures to support this part of our real estate business in future will be limited to our investment in Leisura. The difference between the large amount of capital recovered from current projects as they complete (80% of the units in these projects are pre-sold) and the much smaller investment in Leisura will generate significant cash flow that will be used to reduce debt. As a result, net debt is expected to be about $850 million by June 30, 2004.

     At the end of the third quarter we had cash balances of $85.2 million and $94.8 million available under our senior credit facility. In addition, capacity under our three construction lines of credit is sufficient to fund construction activity. Significant real estate closings in the fourth quarter (we have $280 million of pre-sold units due for delivery in the fourth quarter) will pay down debt and open up further capacity. This liquidity is sufficient to fund ongoing operations.

     The major sources and uses of cash in the three and nine months ended March 31, 2003 and March 31, 2002 are summarized in the table below. This table should be read in conjunction with the Consolidated Statements of Cash Flows, which are more detailed as prescribed by generally accepted accounting principles.

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31

(MILLIONS)	2003	2002	2003	2002

Funds from continuing operations	$99.1	$90.9	$114.1	$109.2
Acquisitions, resort capex and other investments	(11.6)	(18.5)	(14.3)	(80.7)
Decrease in other net assets	14.7	57.9	36.3	51.7

Funds available before net investment in real estate	102.2	130.3	136.1	80.2
Net investment in real estate developed for sale	(66.4)	(82.3)	(225.5)	(187.3)

Net cash flow from operating and investing activities	35.8	48.0	(89.4)	(107.1)
Net financing inflows (outflows)	(81.8)	(27.8)	97.9	135.2

Increase (decrease) in cash	$(46.0)	$20.2	$8.5	$28.1

     Funds from continuing operations generated $99.1 million of cash flow in the 2003 quarter, 9% more than the 2002 quarter due mainly to increased ski and resort operations EBITDA. For the nine months, funds from continuing operations generated $114.1 million of cash flow, 4% more than last year as higher ski and resort operations EBITDA was partly offset by reduced real estate operating profit.

     Acquisitions, resort capital expenditures and other investments used $11.6 million of cash in the 2003 quarter, down from $18.5 million in the 2002 quarter due mainly to reduced capital expenditures at the resorts. For the nine months, acquisitions and resort capital expenditures and other investments used $14.3 million cash compared with $80.7 million in the same period last year. Proceeds from non-core asset sales (mainly part of our investment in Compagnie des Alpes and employee housing units at Whistler Blackcomb) accounted for $34.9 million of the reduction in cash requirements and resort capital expenditures were lower by $29.7 million. We have identified other non-core assets for disposal and we expect to generate more cash in the future from this initiative. At the same time we have reduced resort capital expenditures and expect to spend about 30% less in fiscal 2003 than we spent in fiscal 2002.

     Other net assets decreased by $14.7 million in the 2003 quarter compared with a decrease of $57.9 million in the 2002 quarter. The major change was the collection of receivables in the 2002 quarter related to certain real estate closings in the second quarter last year. For the nine-month period other net assets provided $36.3 million cash compared with $51.7 million in the same period last year due mainly to a decrease in payables partially offset by an increase in the collection of receivables.

     Cash requirements for real estate development totaled $66.4 million in the 2003 quarter, down from $82.3 million in the third quarter last year due mainly to closing more units. Quarterly changes in real estate investment are not necessarily indicative of annual changes since the timing of project completions, and therefore unit closings, heavily impacts them. During the nine-month period real estate development used $225.5 million cash, up from $187.3 million in the nine months last year as more units are currently under construction. We expect to close a significant number of units in the fourth quarter of fiscal 2003, which will result in a net recovery of our investment in real estate for that quarter. The net investment in real estate developed for sale is expected to decline significantly in fiscal 2004 as units currently under construction are completed and closed and new production-phase real estate moves to Leisura.

     We repaid $81.8 million of financing in the 2003 quarter, up from $27.8 million in the 2002 quarter. The third quarter generates significant positive cash flow from the ski and resort operations and debt pay downs are normal for this period. For the nine months, the cash inflows and outflows discussed above resulted in net borrowings of $97.9 million compared with $135.2 million in the nine months last year.

ADDITIONAL
INFORMATION

TOTAL
COMPANY EBITDA
(in thousands of United States dollars) (unaudited)

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31

	2003	2002	2003	2002

Income before tax	$76,428	$71,305	$71,256	$69,507
Depreciation and amortization	34,181	30,141	52,460	49,853
Interest expense	12,197	10,201	33,234	31,783
Interest in real estate costs	5,180	3,197	14,071	12,247
Less interest and other income	(2,465)	(1,678)	(2,550)	(3,063)

Total Company EBITDA	$125,521	$113,166	$168,471	$160,327

EBITDA FROM SKI AND
RESORT OPERATIONS
(in thousands of United States dollars) (unaudited)

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31

	2003	2002	2003	2002

Ski and resort operations revenue	$313,067	$273,105	$487,349	$419,286
Ski and resort operations expenses	201,497	173,458	351,879	303,458

EBITDA from ski and resort operations	$111,570	$99,647	$135,470	$115,828

     EBITDA does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other publicly traded companies. A reconciliation between net earnings as determined in accordance with Canadian GAAP and EBITDA is presented above. The term Free Cash Flow does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other publicly traded companies. Free Cash Flow consists of cash provided by continuing operating activities less ski and resort operations capital expenditures and Intrawest’s investment in Leisura (Canada and U.S.).

Statements contained in this report that are not historical facts are forward-looking statements that involve risks and uncertainties. Intrawest’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, Intrawest’s ability to implement its business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations and other risks detailed in the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

CONSOLIDATED STATEMENTS
OF OPERATIONS AND RETAINED EARNINGS
(in thousands of United States dollars, except per share amounts) (unaudited)

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31

	2003	2002	2003	2002

REVENUE:
Ski and resort operations	$313,067	$273,105	$487,349	$419,286
Real estate sales	87,107	64,213	233,521	238,233
Rental properties	—	3,146	—	6,645
Interest and other income	2,465	(199)	2,550	1,186
Income from equity accounted investment	—	1,877	—	1,877

	402,639	342,142	723,420	667,227
EXPENSES:
Ski and resort operations	201,497	173,458	351,879	303,458
Real estate costs	74,927	52,285	203,537	200,269
Rental properties	—	1,507	—	3,536
Interest	12,197	10,201	33,234	31,783
Depreciation and amortization	34,181	30,141	52,460	49,853
Corporate general and administrative	3,409	3,245	11,054	8,821

	326,211	270,837	652,164	597,720

Income before undernoted	76,428	71,305	71,256	69,507
Provision for income taxes	11,403	8,660	10,425	8,316

Income before non-controlling interest and discontinued operations	65,025	62,645	60,831	61,191
Non-controlling interest	8,185	6,441	11,618	8,727

Income from continuing operations	56,840	56,204	49,213	52,464
Results of discontinued operations (NOTE 4)	—	(45)	(578)	(17)

Income for the period	56,840	56,159	48,635	52,447
Retained earnings, beginning of period (as previously reported)	219,037	181,956	241,665	187,922
Adjustment to reflect change in accounting for goodwill and intangible assets (NOTE 3)	—	—	(11,993)	—
Dividends	—	—	(2,430)	(2,254)

Retained earnings, end of period	$275,877	$238,115	$275,877	$238,115

Income from continuing operations per common share:
Basic	$1.20	$1.28	$1.04	$1.19
Diluted	$1.19	$1.25	$1.03	$1.18

Income per common share:
Basic	$1.20	$1.28	$1.04	$1.19
Diluted	$1.19	$1.25	$1.03	$1.18

Weighted average number of common shares outstanding (in thousands):
Basic	47,384	44,031	47,299	44,031
Diluted	47,726	45,024	47,707	44,417

See accompanying notes to consolidated financial statements.

CONSOLIDATED
BALANCE SHEETS
(in thousands of United States dollars)

	MARCH 31 2003	JUNE 30 2002
	(UNAUDITED)	(AUDITED)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$85,222	$76,689
Amounts receivable	81,938	109,948
Other assets	106,716	88,062
Properties	578,641	399,572
Future income taxes	12,324	7,536

	864,841	681,807
Ski and resort operations	870,567	841,841
Properties	527,407	468,218
Amounts receivable	73,185	64,734
Other assets	78,994	94,332
Due from joint venture partners	2,140	—
Goodwill (NOTE 3)	—	15,985

	$2,417,134	$2,166,917

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Amounts payable	$196,828	$195,254
Deferred revenue	138,875	99,484
Bank and other indebtedness	246,941	282,047

	582,644	576,785
Bank and other indebtedness	964,196	773,872
Due to joint venture partners	—	3,963
Deferred revenue	32,272	23,069
Future income taxes	78,433	75,843
Non-controlling interest in subsidiaries	44,351	36,116

	1,701,896	1,489,648
SHAREHOLDERS’ EQUITY:
Capital stock (NOTE 5)	459,359	466,899
Retained earnings	275,877	241,665
Foreign currency translation adjustment	(19,998)	(31,295)

	715,238	677,269

	$2,417,134	$2,166,917

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
(in thousands of United States dollars) (unaudited)

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31

	2003	2002	2003	2002

CASH PROVIDED BY (USED IN):
OPERATIONS:
Income from continuing operations	$56,840	$56,204	$49,213	$52,464
Items not affecting cash:
Depreciation and amortization	34,181	30,141	52,460	49,853
Income from equity accounted investment	—	(1,877)	—	(1,877)
Loss (gain) on asset disposals, net	(144)	—	765	—
Non-controlling interest	8,185	6,441	11,618	8,727

Funds from continuing operations	99,062	90,909	114,056	109,167
Recovery of costs through real estate sales	74,927	52,285	203,537	200,269
Acquisition and development of properties held for sale	(141,334)	(134,556)	(429,078)	(387,531)
Increase in long-term amounts receivable, net	(4,167)	(1,086)	(8,452)	(8,641)
Changes in non-cash operating working capital (NOTE 8)	18,923	58,560	44,708	58,931

Cash provided by (used in) continuing operating activities	47,411	66,112	(75,229)	(27,805)
Cash provided by discontinued operations	—	299	140	1,503

	47,411	66,411	(75,089)	(26,302)
FINANCINGS:
Bank and other borrowings, net	(82,087)	(25,319)	109,554	142,398
Issue of common shares for cash, net of issuance costs	2,631	74	2,677	113
Redemption and repurchase of non-resort preferred shares	—	(13)	(6,697)	(303)
Dividends paid	—	—	(2,430)	(2,254)
Distributions to non-controlling interest	(2,309)	(2,532)	(5,205)	(4,801)

	(81,765)	(27,790)	97,899	135,153
INVESTMENTS:
Expenditures on:
Revenue-producing properties	—	(226)	—	(323)
Ski and resort operations assets	(8,646)	(13,075)	(39,935)	(69,587)
Other assets	(3,350)	(5,167)	(8,669)	(10,825)
Business acquisition, net of cash acquired	—	—	(561)	—
Proceeds from asset disposals	397	—	34,888	—

	(11,599)	(18,468)	(14,277)	(80,735)

Increase (decrease) in cash and cash equivalents	(45,953)	20,153	8,533	28,116
Cash and cash equivalents, beginning of period	131,175	94,393	76,689	86,430

Cash and cash equivalents, end of period	$85,222	$114,546	$85,222	$114,546

(Supplemental information (NOTE 8))

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(in thousands of United States dollars, unless otherwise indicated)

1 . BASIS OF PRESENTATION:

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended June 30, 2002. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the interim periods reported are not necessarily indicative of the operating results expected for the year.

     The significant accounting policies used in preparing these consolidated financial statements are consistent with those used in preparing the Company’s consolidated financial statements for the year ended June 30, 2002, except as described in note 3 below.

2 . SEASONALITY OF OPERATIONS:

Ski and resort operations are highly seasonal which impacts reported quarterly earnings. The majority of the Company’s ski and resort operations revenue is generated during the period from November to April. Furthermore, during this period a significant portion of ski and resort operations revenue is generated on certain holidays (particularly Christmas, Presidents’ Day and school spring breaks) and on weekends.

     The Company’s real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period.

3 . CHANGE IN ACCOUNTING POLICY:

On July 1, 2002, the Company adopted the new recommendations of section 3062, “Goodwill and Other Intangible Assets,” of the Canadian Institute of Chartered Accountants Accounting Handbook, without restatement of prior periods. Under the new recommendations, goodwill and intangible assets with indefinite lives are no longer amortized but are subject to impairment tests on at least an annual basis comparing the asset’s carrying value to its fair value. Any write-down resulting from impairment tests effective July 1, 2002 must be recognized as a charge to opening retained earnings. Any impairment of goodwill or other intangible assets subsequent to July 1, 2002 will be expensed in the period of impairment. Other intangible assets with finite lives will continue to be amortized over their useful lives and are also tested for impairment by comparing carrying values to net recoverable amounts.

     Upon adoption of these recommendations, it was determined that $179,000 needed to be reclassified to ski and resort operations assets and $4,303,000 needed to be reclassified to depreciable intangible assets from goodwill under CICA recommendations on business combinations. The Company has completed its impairment testing on the balance of goodwill and intangible assets with indefinite lives as at July 1, 2002. As a result of this testing, impairment losses of $11,993,000 were required and have been recognized as an adjustment to opening retained earnings.

A reconciliation of previously reported net income and income per share (basic and diluted) to the amounts adjusted for the exclusion of goodwill amortization is as follows:

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31

	2003	2002	2003	2002
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)

Income as reported	$56,840	$56,159	$48,635	$52,447
Goodwill amortization	—	186	—	557

Adjusted income	$56,840	$56,345	$48,635	$53,034

Income per share (basic):
Income as reported	$1.20	$1.28	$1.04	$1.19
Goodwill amortization	—	—	—	.01

Adjusted income	$1.20	$1.28	$1.04	$1.20

Income per share (diluted):
Income as reported	$1.19	$1.25	$1.03	$1.18
Goodwill amortization	—	—	—	.01

Adjusted income	$1.19	$1.25	$1.03	$1.19

4 . DISCONTINUED OPERATIONS:

For reporting purposes, the results of operations of the non-resort real estate business have been disclosed separately from those of continuing operations for the periods presented.

     The results of discontinued operations are as follows:

	2003	2002	2003	2002
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)

Revenue	$—	$362	$441	$803

Loss before current income taxes	$—	$(46)	$(578)	$—
Provision for current income taxes	—	(1)	—	17

Loss from discontinued operations	$—	$(45)	$(578)	$(17)

5 . CAPITAL STOCK:

	MARCH 31 2003	JUNE 30 2002
	(UNAUDITED)	(AUDITED)

Common shares	$456,698	$453,299
NRP shares	—	13,600
Contributed surplus (NOTE 5(II))	2,661	—

	$459,359	$466,899

(I)  COMMON SHARES:

	NUMBER OF	2003
	COMMON SHARES	AMOUNT
	(UNAUDITED)	(UNAUDITED)

Balance, June 30, 2002	47,255,062	$453,299
Issued for cash under stock option plan	300,000	2,677
Amortization of benefit plan, net	—	722

Balance, March 31, 2003	47,555,062	$456,698

     In addition to the stock options exercised during the nine months ended March 31, 2003, 420,000 stock options were granted and 19,000 were forfeited. A total of 3,798,900 stock options remain outstanding as at March 31,2003.

(II)  NRP SHARES:

	NUMBER OF	2003
	NRP SHARES	AMOUNT
	(UNAUDITED)	(UNAUDITED)

Balance, June 30, 2002	5,163,436	$13,600
Redemption	(5,163,436)	(6,697)
Reduction on final redemption	—	(6,903)

Balance, March 31, 2003	—	$—

     On December 18, 2002, the Company redeemed all of the remaining NRP shares at a price of Cdn$2.02 per share. As a result, the carrying value of the NRP shares was reduced to zero and the value of the common shares was increased by $2,661,000 representing the difference between the redemption price and the assigned value of the NRP shares less the foreign currency translation adjustment related to the NRP shares.

(III) STOCK COMPENSATION:

On July 1, 2001, the Company adopted section 3870 of The Canadian Institute of Chartered Accountants Accounting Handbook (“CICA 3870”) relating to the method of accounting for stock-based compensation. The recommendations require that stock-based compensation be accounted for based on a fair value methodology, although it allows an entity to continue to measure stock-based compensation costs using the intrinsic value based method of accounting. Accordingly, no compensation expense has been recognized for the periods presented. Had compensation expense been determined in accordance with the provisions of CICA 3870 using the Black-Scholes option pricing model at the date of the grant, the following weighted average assumptions would be used for options granted in the current period:

Dividend yield (%)	0.8
Risk-free interest rate (%)	3.00
Expected option life (YEARS)	5
Expected volatility (%)	55

     Using the above assumptions, the Company’s net income for the nine months ended March 31, 2003 would have been reduced to the pro forma amount indicated below:

Income as reported	$48,635
Estimated fair value of option grants	(1,477)

Pro forma	$47,158

Pro forma income per share from continuing operations:
Basic	$1.01
Diluted	$1.00

     The estimated fair value of option grants is based on those options granted since the date of adoption and excludes the effect of those granted before July 1, 2001.

6 . EARNINGS PER SHARE:

Basic earnings per common share (“EPS”) is calculated by dividing net income attributable to common shareholders (“numerator”) by the weighted average number of common shares outstanding (“denominator”). Diluted EPS reflects the potential dilution that could occur if outstanding dilutive options were exercised and the cash received was used to repurchase common shares at the average market price for the period. The numerator for basic and diluted EPS was the same for all periods presented.

     The reconciliation of the denominators used is as follows:

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31

	2003	2002	2003	2002
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)

Denominator (in thousands of shares):
Weighted average number of common shares outstanding — basic	47,384	44,031	47,299	44,031
Effect of dilutive options	50	993	116	386
Effect of shares purchased for benefit plan	292	—	292	—

Weighted average number of common shares outstanding — diluted	47,726	45,024	47,707	44,417

     The computation of diluted EPS for the nine months ended March 31, 2003 and 2002 excludes the effect of the assumed exercise of options to purchase 3,675,300 and 2,275,000 common shares, respectively, because the effect would be anti-dilutive.

7 . SEGMENTED INFORMATION:

The following table presents the Company’s results from continuing operations by reportable segment:

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31

	2003	2002	2003	2002
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)

Segment revenue:
Ski and resort	$301,180	$260,315	$445,155	$379,248
Real estate	87,107	67,359	233,521	244,878
Warm-weather	11,887	12,790	42,194	40,038
Corporate and all other	2,465	1,678	2,550	3,063

	$402,639	$342,142	$723,420	$667,227

Segment operating profit:
Ski and resort	$112,845	$99,611	$134,638	$113,638
Real estate	12,180	13,567	29,985	41,073
Warm-weather	(1,275)	36	831	2,190
Corporate and all other	2,465	1,678	2,550	3,063

	126,215	114,892	168,004	159,964
Less:
Interest	12,197	10,201	33,234	31,783
Depreciation and amortization	34,181	30,141	52,460	49,853
Corporate general and administrative	3,409	3,245	11,054	8,821

	49,787	43,587	96,748	90,457

Income before income taxes, non-controlling interest and discontinued operations	$76,428	$71,305	$71,256	$69,507

8 . CASH FLOW INFORMATION:

The changes in non-cash operating working capital balance consist of the following:

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31

	2003	2002	2003	2002
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)

Cash provided by (used in):
Amounts receivable	$(11,232)	$34,206	$27,579	$12,636
Other assets	53,734	29,811	(14,665)	(4,779)
Amounts payable	1,553	(6,256)	(10,708)	12,996
Due to joint venture partners	(3,611)	993	(6,104)	(2,943)
Deferred revenue	(21,521)	(194)	48,606	41,021

	$18,923	$58,560	$44,708	$58,931

Supplemental information:
Interest paid included in the determination of net income	$17,309	$4,909	$47,304	$24,808
Income taxes paid	2,924	2,210	7,422	7,465
Bank and other indebtedness incurred on acquisition	—	—	38,611	—

Intrawest Corporation
Suite 800, 200 Burrard Street
Vancouver, BC Canada V6C 3L6
t 604.669.9777 f 604.669.0605
www.intrawest.com